

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 25, 2008

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

> **Re:** **Amber Optoelectronics, Inc.**
> **Form SB-2**
> **Amended December 27, 2007**
> **File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to ensure that you have included disclosure under all applicable item requirements of Form SB-2. By way of example only, we note that you have not included complete cover page disclosure under Items 501 of Regulation S-B with respect to the title, amount, and description of securities being offered pursuant to the registration statement. You appear to be registering 26,928,850 shares of common stock for a proposed

maximum offering price of $.05 per share, but disclosure within the document indicates that you are offering 1,300,000 shares only on behalf of selling shareholders. Please revise or advise as to the remaining shares. Please also revise to clarify that there is no trading market for your common shares. Refer to Item 501(a)(4) of Regulation S-B.

2. In the event that you are registering for resale 26,928,850 shares, or all of your outstanding common stock on this Form SB-2, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offerings from primary offerings.

3. Please also include all disclosure under Item 101 of Regulation S-B under a separately titled "Business" section within the body of your prospectus.

Prospectus Cover Page

4. To the extent that you intend to rely upon the provisions of Rule 415 for the offering you are registering, please revise your outside cover page and check the appropriate box to indicate that such is your intent.

Prospectus Summary, page 4

5. Please revise to include summary disclosure focusing on the specifics of the offering you are making pursuant to the registration statement, clarifying, if true, that the offering is limited to shares being offered on behalf of the selling shareholders, and that the company will not receive any proceeds from the offering. Refer to Items 503 and 504 of Regulation S-B.

6. Please note that the Summary Information and Risk Factors must be presented in plain English. Please refer to Section 421(d) of Regulation C. As such, your disclosure in this section needs significant revision. While more detailed disclosure regarding your corporate evolution may be appropriate to your Description of Business under Item 101 of Regulation S-B in the body of your prospectus, the details found here under "The Company" are not necessary, and result in confusion to the reader. How is a potential investor in the common shares of Amber Optoelectronics aided in understanding this offering when reading that "On January 3, 2006 Kerrie Holding Company 418 shareholders exchanged 15,278,850 shares with Kerry Acquisition Corp. and the un-

certificated, book-entry interest in Kerrie Holding Co. received one share of Kerrie Acquisition Corp. for each share of record held. Kerrie Acquisition, Corp exchanged shares with Amber Optoelectronics Inc. was entitled to use the exemption provided by Section 504. of the Securities Exchange Commission relative to the exchange of its shares and other transactions described in such FORM D." Please revise to provide a brief and accurate portrait of the current corporate structure of Amber Optoelectronics Inc., Amber Optoelectronics Ltd., and Mei Pao Optoelectronics Inc., and as necessary for context the historical underpinnings of these entities, leaving the more detailed disclosure to the body of the prospectus.

7. When you revise in accordance with the above comment, to the extent you retain disclosure concerning exemption(s) relied upon for share issuances, please ensure that your statements are restricted to exemption(s) and facts relied upon in claiming such exemption(s). For example, the statement that, "These actions were only an exchange of stock and there was no sale of stock," appears to be a conclusion of law beyond the scope of an opinion of counsel.

8. Please revise your prospectus summary to provide a balanced portrait of the company. For example, in addition to providing a summary description of your business, please also reference your working capital deficit of $967,843, and your net loss in the last fiscal year of $1,464,020.

9. We encourage you to disclose your website address, if you have one. Please refer to Item 101(c)(3) of Regulation S-B.

Business of Issuer, page 4

10. Please revise to clarify that you conduct your operations through your wholly-owned subsidiary, Mei Pao Optoelectronics. When you revise, please describe how you conduct your operations and derive revenues using plain English terms readily understandable to your reader. Refrain from using industry jargon such as "diachronic DVD Players," "Black/Light Module," "LGP Diffusion Film," and "The Prism." Likewise, please update any references to market share to a date more current than 2005, and provide support for all such references. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Please also revise "The Company's Current Available Technology," to comply with the concerns expressed within this comment.

11. Also revise the disclosure about your business and the products you sell to describe your current product offerings, including your intention to enter into new

product lines, and avoid describing those product lines that you recently
liquidated.

Client Base, page 4

12. Please confirm, if true, that the list you have included is your entire client base,
and not a representative sample. Indicate the extent, if applicable, to which you
are substantially dependent upon any one or more of these clients.

Recent Developments, page 5

13. We are uncertain how the disclosure included here consists of "Recent
Developments" given that Amber Optoelectronics incorporated in January 2007.
Please advise or revise. To the extent that what you are disclosing is your patent
technology under Item 101 of Regulation S-B, please relocate it to the body of
your prospectus, along with other disclosures not appropriate to the summary
section, such as "Business Strategy," "Regulation," "Employees," and "Reports to
Security Holders."

Risk Factors Related to Our Business, page 5

14. Because your stock does not trade, please revise the final sentence to delete the
reference to "trading price." We would not object to a reference to a decline in
value of your common shares should the risks you describe come to pass.

New and existing competition may gain market share and limit the company's potential growth., page 6

15. Please revise to explain the reference to "market verticals." Likewise, we do not
see the referenced "location contracts…long-term in nature" described elsewhere
in the document, for example within MD&A, or filed as exhibits. Please revise or
advise.

The company's ability to achieve profitable operations is directly tied to the company's ability to attract and retain customers., page 6

16. This risk factor is sufficiently generic to apply to virtually any company. If you
are unable to tailor the risk factor to identify a risk specific to Amber
Optoelectronics, please revise to delete this and any similarly generic risk factor
disclosure.

<u>The company could fail to attract or retain key personnel, which could hamper its ability to generate income., page 6</u>

17. Please revise to identify the key personnel upon whom the company is relying.

<u>Forward-Looking Statements, page 7</u>

18. Please revise to remove this section, as it is essentially duplicative of disclosure found on page 12.

<u>Plan of Operations, page 7</u>
<u>Overview, page 7</u>

19. Please revise the second paragraph to state whether management has identified any acquisition targets.

<u>Plan of Operations, page 7</u>

20. Please revise to provide more specific disclosure concerning the steps you will take and the anticipated costs associated with developing a new production facility that will increase your production capacity from 30,000 units a month to 70,000 units a month.

<u>Description of Property, page 8</u>

21. Please revise, as appropriate, to reflect any movement of your Taiwanese operations. Also address the costs associated with this move and how you intend to cover these costs.

<u>Security Ownership of Certain Beneficial Owners and Management, page 7</u>

22. We are uncertain why you have included one set of tabular disclosures here, and another on page 9, given the substantial similarities of the two tables. Please revise or advise. Note that you have not included disclosure as to all the company's officers and directors as a group, as you state that you have at the bottom of page 7. When you revise, please include disclosure as of the most recent practicable date. Also ensure that that your disclosure is consistent with the statement in the risk factor on page 7 that insiders own approximately 44% of your outstanding shares of common stock.

23. Please revise to provide disclosure under all columns required by Item 403 of Regulation S-B, including the address of each beneficial owner, and the percentage of class held by each individual. Please also state in a footnote the amount which each listed beneficial owner has the right to acquire within sixty

days from options, warrants, rights, conversion privilege or similar obligation. Refer to Instruction 1 to Item 403.

Directors and Executive Officers, Promoters and Control Persons, page 8

24. Please revise Mr. Parselias' biography to explain what "CMA and CGA designation[s]" are.

Executive Compensation, page 9

25. Please revise as applicable to ensure that you have included disclosure relating to the compensation of your executive officers as required by Item 402 of Regulation S-B, whether plan or non-plan compensation. Please also refer to Release No. 33-8732, effective November 7, 2006.

Certain Relationships and Related Transactions, page 9

26. Please reconcile your statement here with disclosure at footnote 11 to the financial statements regarding related party transactions.

Recent Sales of Unregistered Securities, page 10

27. Please relocate this section, along with your indemnification section, other expenses section, and undertakings to Part II of your registration statement. Refer to the Part II item requirements of Form SB-2. When you revise in accordance with this comment, please combine your multiple disclosures concerning indemnification of directors and officers into one set of appropriate disclosures. Likewise, when you relocate your "Recent Sales" section, please include in each instance all disclosure under Item 701 of Regulation S-B, including the exemption from registration relied upon, and the facts relied upon to make the exemption available. We note that this would also be the appropriate location for a large part of the disclosure you have included under "The Company," the subject of prior comment three. Further, please clarify your reference in the table to the grant date of April 5, 2005, in light of the fact that the issuer was formed on January 5, 2007.

28. Please revise your "Undertakings" in accordance with the changes made to them under Release No. 33-8591, effective December 5, 2005.

Available Information, page 11

29. Please revise to include the current address of the Commission, 100 F Street, N.E., Washington, D.C. 20059.

Management's Discussion and Analysis, page 12

30. Please revise your MD&A to specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your transition from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs in addition to the costs of your operations. Further, discuss the reasons for going public at this time in the company's development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

Liquidity and Capital Resources, page 13

31. Please revise to include further disclosure regarding the extent to which significant shareholders are financing the company's operations. When you revise, indicate whether there is an upper limit beyond which these individuals will not extend further financing. Also identify the shareholders who have financed your operations, disclose the total amount due to those shareholders and summarize the terms of repayment of those amounts.

32. Please revise to identify any known trends that are expected to have a material impact on your long-term or short-term liquidity. Refer to Item 303(b)(i) of Regulation S-B.

33. In view of the uncertainties concerning your company's continued existence as a going concern, please provide a more detailed description of management's specific viability plans that are intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of your plans that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.   Refer to Financial Reporting Codification Section 607.02.

34. Please revise to clarify how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a)(i) of Regulation S-B.

Results of Operations, page 13

35. When discussing revenues, please briefly describe how the company generates revenues through its subsidiary and identify your lines of business, locations of operations and principal products and services to place the discussion in context, without unnecessarily repeating the detailed disclosure proper to your business section and the disclosure requirements of Item 101 of Regulation S-B.

36. In your discussion of revenues for all periods presented, you attribute the change, without quantifying or indicating the relevant weight of the change factor. For example, you mention the increase in revenue and operating costs was due to the increase in sales of your product line, but you do not quantify the increase or indicate the relevant weight of volume or price or particular models in the product line to the overall increase. Therefore, provide a more detailed discussion of the components of revenue growth for all periods presented. Further, with respect to your explanations of gross profit, revise to:

- clearly disclose and quantify each material factor that contributed to the change in operating costs, for example, exactly what materials and procured products increased in price;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

   Please refer to Item 303 of Regulation S-B and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

37. Regarding your result of operations for the year ended December 31, 2006, please provide us with further details of the $1.4 million theft by the company's former employee. For instance, tell us who provided the Letter of Credit, how the employee transferred the proceeds, and how it was discovered. Furthermore, explain to us how the company accounted for the theft. Also advise us why you have not included disclosure under "Legal Proceedings" regarding this incident and the company's response to it.

38. In your discussion of results of operations for the nine months ended September 30, 2007, disclose which of your product lines were determined to be "deteriorating margin producers" and why, as well as which product lines were deemed to "lead the company into material profit margins" and why. Also, disclose the amount of the inventory write down.

Critical Accounting Policies, page 13

39. We note that you recognize revenue "generally" when your products are shipped. Please disclose and explain to us in greater detail when and how you recognize revenue from sales of your products. For example, do you recognize the revenue immediately as an outright sale, such as FOB shipping point? Disclose whether these product sales include maintenance or service contracts, and if they do, tell disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

40. Tell us how you account for revenue from product sales made through retailers and distributors, e.g., at the time of shipment to the distribution channel or when the products are sold by the retailers and distributors to a third party. Also revise to clarify your policy disclosure in this regard.

41. Further, disclose your contract terms that permit the return of products sold through retailers and distributors and explain to us your consideration of them when recognizing revenue under US GAAP if a right of return exists.

42. Tell us whether your contracts include customer acceptance provisions and how you considered those in your revenue recognition policy.

Management's Discussion and Analysis for the Nine Months ended September 30, 2007 and 2006, page 15

43. Please revise to address comments issued on MD&A for the prior comparable period, as applicable.

44. Please revise the introductory paragraph to reference your unaudited financial statements for the nine months ended September 30, 2007.

45. Because yours is a year-end fiscal year, we are uncertain why you compare results of operations to the "year ended September 30, 2006." Please advise.

46. We note the reference to the company "moving towards new product sales and moving away from lower margin sales of the previous two fiscal years." Please revise here, and also in your plan of operations and business sections, to provide more detailed disclosure concerning the nature of these "new product lines." Among other things, explain why management believes these new lines will result in "more high margin and growth opportunities" as stated at the conclusion of this section. Also address the costs associated with this transition and the anticipated resulting impact on your results of operations in future periods.

Selling Stockholders, page 16

47. Please note that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please tell us the identity of each such selling stockholder and describe the nature of the transactions in which those shares were acquired.

48. Also note that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement.   For the definition of "affiliate," please refer to Rule 405 of Regulation C.

49. Please revise to identify the natural person or persons having investment and/or dispositive powers over the shares hold by Visionary Investment Group, Inc.

50. Please revise the final columns to reflect the percentage of ownership owned following the offering, assuming all shares are sold.

Financial Statements for the Year Ended December 31, 2006

14. Subsequent Event, page 34

51. We note the disclosure within footnotes (7) and (14) of your 2006 financial statements. Please expand your footnote and MD&A disclosures to fully disclose all of the facts and circumstances concerning your reverse acquisition and your accounting for it.

Financial Statements for the Period Ended September 30, 2007

Balance Sheet, page 36

52. The $33,703 amount of retained loss reported on your balance sheet as of September 30, 2007 appears to be understated. We note you had a retained loss of $1,369,063 as of December 31, 2006 and a loss of $72,807 for the nine month period ended September 30, 2007. Please correct your balance sheet or advise us.

Statements of Cash Flow, page 38

53. We note that short term borrowings decreased to zero as of September 30, 2007 from the approximately one million dollars owed as of December 31, 2006. However, there does not appear to be a corresponding indication of the decrease in the Consolidated Statements of Cash Flow as of September 30, 2007. Please explain and disclose the payment or forgiveness of short-term borrowings and your accounting of the transaction.

54. We do not understand why, in your reconciliations of net income(loss) to net cash flows from operating activities, you are adding a gain on asset disposal to net loss for the period ended September 30, 2007 and you are deducting a loss on asset disposal from net income in the period ended September 30, 2006. Under the indirect method of calculating net cash flows from operating activities, gains are deducted and losses are added. Refer to the example in paragraph 132 of SFAS 95. Please correct your statements of cash flows or advise us.

55. Revise your statement of cash flows to report gross proceeds from the disposal of assets within cash flows from investing activities. Also, you should revise your income statements to separately report gains and losses realized on asset disposals.

Notes to Financial Statements, page 39

56. In your footnotes, please describe your inventory losses, including the amounts, resulting from the write down from cost to market. See ARB-43, Ch. 4, par. 14.

Part II

57. Please revise to include an exhibit index. Refer to Item 601(a)(2) of Regulation S-B.

Signatures

58. Please revise to indicate which individual is signing in the capacity of principal accounting officer. Refer to the first of the "Instructions for Signatures" of Form SB-2.

Exhibit 5.1—Opinion of Counsel

59. Please revise paragraph one to clarify that counsel is opining upon the corporate laws under which Amber Optoelectronics is incorporated.

60. Please revise paragraph three of the opinion to clarify that the shares upon which counsel opines are those <u>registered</u> under the registration statement, not "issuable pursuant to the Registration Statement," nor "issued in accordance therewith."

61. Please update as applicable to reflect your consent to the filing to amendments subsequent to amendment number one, in this case amendment number two. Likewise, please revise to consent to the reference under "Legal Matters."

* * * * *

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from

its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Richard S. Lane, Esq.
        Via Facsimile: (212) 737-3259